Exhibit 99.1

Press Release

Sanofi launches 2026 global employee stock purchase plan

Paris, June 4, 2026. Sanofi’s global employee shareholder plan, Action 2026, opens on June 9, 2026, to around 75,000 employees in 52 countries. Now in its 12th year, the program demonstrates the ongoing commitment of Sanofi and its Board of Directors to involve employees in the company’s growth and results. In 2025 alone, more than 31,000 Sanofi employees - 44% of the total workforce, chose to invest in the company through the program. Today, nearly 90,000 current or former Sanofi employees are shareholders, and hold approximately 2.93% of its capital.

“The growing participation in our global employee share purchase plan speaks for itself: our employees believe in Sanofi’s transformation and are proud to be part of it. This trust is our greatest asset to accelerate the execution of our strategy and maintain our success in the biopharmaceutical sector.” Belén Garijo, Chief Executive Officer

From June 9-29, 2026, employees will be offered shares at a subscription price of €59.87, which is equal to a 20% discount on the average of the 20 opening prices of Sanofi shares from May 6 to June 2, 2026. For every five shares subscribed, employees will be offered one free matching share (up to a maximum of four matching shares per employee). Every eligible employee may purchase up to 1,500 Sanofi shares within the legal limit (maximum payment amount may not exceed 25% of their gross annual salary, minus any voluntary contributions already made in employee savings schemes, such as the Company savings plan and/or the Group savings plan and/or the Group retirement savings plan (PERCO) — voluntary contributions to the separate PERCOL are not concerned by this limit) during 2026.

Detailed conditions

An eligibility condition of three months employment by the closing date of the offer period will apply. Eligible staff will be able to subscribe for shares from June 9, 2026 (inclusive) to June 29, 2026 (inclusive). The issue is expected to be completed and the delivery of the securities carried out by the end of July 2026. The number of shares offered is limited to 9,816,701 shares.

The new shares, including the matching shares (the “Shares”), will be subscribed (or delivered) either directly or through the intermediary of employee mutual funds (“FCPE”), depending on the regulations and/or tax regime applicable in the various countries of residence of those eligible for the capital increase. The Shares will be fully fungible with the existing ordinary shares comprising the share capital of Sanofi and will be entitled to dividends as from their issuance.

The voting rights attached to the subscribed Shares will be exercised directly by the employees. Shares and the corresponding FCPE units subscribed, in France, within the framework of the Sanofi Group savings plan must be held for a period of approximately five years, i.e., until May 31, 2031, except upon the occurrence of an early release event provided for under Article R. 3324-22 of the French Labor Code. For shares subscribed outside of France within the framework of the Sanofi International group shareholding plan, this period could be shortened to three years, i.e., until May 31, 2029, depending on the legal and tax implications that may arise in the subscriber’s country.

Admission of the Shares to trading on the Euronext Paris market (ISIN Code: FR0000120578) on the same line as the existing shares will be requested as soon as possible after the completion of the capital increase.

This press release does not constitute an offer to sell or a solicitation to buy Sanofi shares. The offer of Sanofi shares reserved for employees will only be made in countries where such an offer has been registered with or notified to the competent local authorities and/or following the approval of a prospectus by the competent local authorities, or in consideration of an exemption from the requirement to prepare a prospectus or to register or notify of the offer, where such procedure is required.

More generally, the offer will only be made in countries where all required registration and/or notification procedures have been carried out, approvals obtained, and procedures for consulting or informing employee representatives followed.

This press release is not intended for and should not be copied to or distributed in countries where such a prospectus has not been approved or such exemption is not available or where all necessary registration, notification, consultation and/or information procedures have not been completed or authorizations obtained. This relates in particular to Japan, Morocco, and the Philippines, where to date formalities are still pending with the authorities but could also relate to other countries.

This press release is prepared in accordance with the exemption from publication of a prospectus under Article 1 4°i) and 5°h) of the Prospectus Regulation (EU) 2017/1129. It constitutes the document required to meet the conditions for exemption from publication of a prospectus as defined by the Prospectus Regulation.

About Sanofi

Sanofi is an R&D driven, AI-powered biopharma company committed to improving people’s lives and delivering compelling growth. We apply our deep understanding of the immune system to invent medicines and vaccines that treat and protect millions of people around the world, with an innovative pipeline that could benefit millions more. Our team is guided by one purpose: we chase the miracles of science to improve people’s lives; this inspires us to drive progress and deliver positive impact for our people and the communities we serve, by addressing the most urgent healthcare, environmental, and societal challenges of our time. Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Sandrine Guendoul | +33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Léo Le Bourhis | +33 6 75 06 43 81 | leo.lebourhis@sanofi.com

Victor Rouault | +1 617 356 4751 | victor.rouault@sanofi.com

Timothy Gilbert | +1 516 521 2929 | timothy.gilbert@sanofi.com

Léa Ubaldi | +33 6 30 19 66 46 | lea.ubaldi@sanofi.com

Ekaterina Pesheva | +1 410 926 6780 | ekaterina.pescheva@sanofi.com

Investor Relations

Thomas Kudsk Larsen |+ 44 7545 513 693 | thomas.larsen@sanofi.com

Alizé Kaisserian | + 33 6 47 04 12 11 | alize.kaisserian@sanofi.com

Keita Browne | + 1 781 249 1766 | keita.browne@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

Nina Goworek | +1 908 569 7086 | nina.goworek@sanofi.com

Thibaud Châtelet | + 33 6 80 80 89 90 | thibaud.chatelet@sanofi.com

Yun Li | +33 6 84 00 90 72 | yun.li3@sanofi.com